April 15, 2013

VIA EDGAR

Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation Proxy Statement

Dear Mr. Greene:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 26, 2013 regarding the Company’s preliminary proxy statement filed on March 20, 2013. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please confirm that the font size and style of the text in the proxy statement will comply with the requirements of Rule 14a-5(d) under the Securities Exchange Act of 1934, as amended.

Response

The Company confirms that the font size and style of the text in the proxy statement will comply with the requirements of Rule 14a-5(d) under the Securities Exchange Act of 1934, as amended, when printed.

2.	Comment: Please update the disclosure on page 7 of the Company’s proxy statement to indicate that Messrs. D’Angelo and Repko have each consented to be named as a nominee in the Company’s proxy statement.

Mr. Larry Greene

Division of Investment Management

April 15, 2013

Response

The Company has revised the disclosure on page 7 of the Company’s proxy statement as requested.

3.	Comment: Please review the use of the defined term “NAV” in the “Examples of Dilutive Effect” table on page 19 and revise the disclosure in the Company’s proxy statement as appropriate.

Response

The Company has revised the disclosure on page 19 of the Company’s proxy statement as requested.

4.	Comment: On page 19 of the Company’s proxy statement, please define the terms “abstentions” and “broker non-votes” and describe when abstentions and broker non-votes would occur.

Response

The Company has revised the disclosure on page 19 of the Company’s proxy statement as requested.

5.	Comment: Please change the case of the language beginning “THE BOARD UNANIMOUSLY. . .” on pages 7 and 19 of the proxy statement to comply with the SEC’s plain English requirements.

Response

The Company has revised the disclosure on pages 7 and 19 of the Company’s proxy statement as requested.

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Mr. Larry Greene

Division of Investment Management

April 15, 2013

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas

cc:	Robert T. Ladd, Stellus Capital Investment Corporation

Stephani M. Hildebrandt